Exhibit (d)(4)

FEE REDUCTION COMMITMENT

This FEE REDUCTION COMMITMENT is made as of August 25, 2015 by COMMERCE INVESTMENT ADVISORS, INC. (the “Adviser”).

WHEREAS, The Commerce Funds (“Commerce”) is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Adviser serves as the investment adviser to The Growth Fund and The MidCap Growth Fund (each, a “Fund” and together, the “Funds”), pursuant to an Amended and Restated Advisory Agreement dated November 18, 2010 (the “Advisory Agreement”); and

WHEREAS, the Adviser has previously reduced permanently its contractual fee rate under the Advisory Agreement for each Fund pursuant to a Fee Reduction Commitment made as of May 22, 2012; and

WHEREAS, the Adviser desires to make a permanent reduction of its contractual fee rate under the Advisory Agreement for each Fund; and

WHEREAS, the Adviser represents that the quality and quantity of its services under the Advisory Agreement will not be affected by this commitment and that its obligations under the Advisory Agreement will remain unchanged in all respects.

NOW, THEREFORE, for good and valuable consideration receipt of which is hereby acknowledged, the Adviser, intending to be legally bound, agrees as follows:

1. Effective October 1, 2015, the Adviser reduces permanently its contractual fee rate under the Advisory Agreement for each Fund as follows:

For the services provided and the expenses assumed by the Adviser pursuant to the Advisory Agreement, Commerce will pay to the Adviser, as full compensation therefor, a fee at the following annual rate of the Fund’s average net assets, which fee will be computed based on the net assets of the Fund on each day and will be paid monthly:

FUND	ANNUAL FEE RATE
Growth Fund	0.40% of average daily net assets
MidCap Growth Fund	First $200 million - 0.50% of average daily net assets In excess of $200 million - 0.40% of average daily net assets

2. Any future amendment to increase or otherwise reinstate the contractual fee rate under the Advisory Agreement for a Fund as in effect prior to the date hereof must be approved by the shareholders of that Fund as and to the extent required by the 1940 Act.

3. This Fee Reduction Commitment shall be attached to and made a part of the Advisory Agreement.

4. The Advisory Agreement shall continue in full force and effect as modified hereby.

IN WITNESS WHEREOF, the Adviser has caused this instrument to be executed by its officers designated below as of the day and year first above written.

COMMERCE INVESTMENT ADVISORS, INC.

By:	/s/ Jeffrey Bolin
Name:	Jeffrey Bolin
Title:	Vice President

ACCEPTED AND AGREED:

THE COMMERCE FUNDS

By:	/s/ William R. Schuetter
Name:	William R. Schuetter
Title:	President